UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Material Agreement

Private Placement

On December 27, 2022, Happiness Development Group Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, (the “Shares”) par value $0.01 per share (the “Ordinary Shares”), at a per share purchase price of $2.00 (the “Offering”). The gross proceeds to the Company from this offering will be approximately $6.0 million. The Company plans to use 50% of the gross proceeds in a collaboration with DMG Tech Investment Ltd, and the rest for the general corporate purpose. Upon closing of this Offering, there will be 6,342,730 Class A ordinary shares and 612,255 Class B ordinary shares issued and outstanding.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will be issued to Purchasers upon satisfaction of all closing conditions, including Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares.

The issuance of the Shares is in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The form of the SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Collaboration Agreement

On December 28, 2022, the Company entered into a collaboration agreement (the “Collaboration Agreement”) with DMG Tech Investment Ltd, a limited liability company established under the laws of Delaware (“DMG”). DMG holds license of certain intellectual property to the development and operation of the certain animation experience in China and Korea. Pursuant to the Collaboration Agreement, DMG agreed to negotiate with the licensor to obtain the license in the U.S., and use best efforts to ensure that such rights include use of the license in development of location based entertainment centers, pop up experiences, non-fungible tokens, and merchandising. DMG also agreed to transfer the new license to a joint venture, which will be jointly owned by the Company and DMG or their respective designees. In exchange, the Company agreed to pay DMG $3 million in cash to DMG.

The Collaboration Agreement is filed as Exhibit 10.2 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Collaboration Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Number	Exhibit
10.1	Form of the Securities Purchase Agreement
10.2	Collaboration Agreement, dated December 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: January 3, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

2